

Public



12060082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse Street, Suite 1100
(No. and Street)

Denver	Colorado	80237-2719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brandsma — (720) 482-1515
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27
10

Oath or Affirmation

I, Michael Brandsma, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Brandsma
President & CFO

Notary Public

THEODORE W. MCCRIGHT
Notary Public
State of Colorado
My Commission Expires January 30, 2013

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

TRANSAMERICA CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except for share data)	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 130,509	$ 92,705
Wire orders - other broker dealers	-	7,602
Distribution fees receivable	14,439	13,466
Deferred tax asset, net	2,045	1,057
Prepaid expenses and other assets	169	675
Total assets	$ 147,162	$ 115,505
Liabilities and stockholder's equity		
Liabilities		
Due to affiliates, net	$ 77,852	$ 47,988
Wire orders - other broker dealers	-	7,602
Commissions payable to affiliates	12,441	11,061
Payable to parent under tax allocation agreement	3,818	5,570
Salaries, benefits and bonuses payable	3,520	3,281
Other liabilities	10,558	8,029
Total liabilities	108,189	83,531
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 1,062 shares issued and outstanding	1	1
Additional paid-in capital	154,818	154,728
Retained deficit	(115,846)	(122,755)
Total stockholder's equity	38,973	31,974
Total liabilities and stockholder's equity	$ 147,162	$ 115,505

See accompanying notes.